UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COTHERIX, INC.

(Name of subject company (Issuer))

Curl Acquisition Subsidiary, Inc. (Offeror)

Actelion US Holding Company (Parent of Offeror)

Actelion Ltd. (Parent of Parent of Offeror)

(Names of Filing Persons )

Common Stock, $0.001 par value per share	22163T103
(Title of classes of securities)	(CUSIP number of common stock)

Dr. Marian Borovsky

General Counsel

Actelion Ltd.

Gewerbestrasse 16 / 4123 Allschwil / Switzerland

+41 61 565 64 39

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$388,581,219	$41,579

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2007, issued November 17, 2006, by multiplying the transaction value by .000107.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$41,579	Filing Party:	Curl Acquisition Subsidiary, Actelion US
		Holding Company and Actelion Ltd.

Form of Registration No.:	Schedule TO-T	Date Filed:	December 8, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2006, as amended, amends and supplements the Tender Offer Statement on Schedule TO-T (the “Statement”) filed by (i) Actelion Ltd., a Swiss corporation (“Actelion”), (ii) Actelion US Holding Company, a Delaware corporation and a wholly owned subsidiary of Actelion (“Parent”), and (iii) Curl Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Offeror”), relating to an offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CoTherix, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.50 per Share in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of November 19, 2006 (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 5, 6, 9, 11 and 12.

1. On the cover page of the Offer to Purchase, the final paragraph is amended and restated in its entirety as follows:

“THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE (THE “SHARES”), OF COTHERIX, INC., A DELAWARE CORPORATION (THE “COMPANY”), THAT, TOGETHER WITH THE SHARES THEN OWNED BY ACTELION US HOLDING COMPANY (“PARENT”) AND CURL ACQUISITION SUBSIDIARY, INC. (“OFFEROR”), REPRESENTS AT LEAST A MAJORITY OF (X) ALL THEN OUTSTANDING SHARES, PLUS, AT THE ELECTION OF PARENT, (Y) AN ADDITIONAL NUMBER OF SHARES DETERMINED BY PARENT IN ITS SOLE DISCRETION UP TO THE AGGREGATE NUMBER OF SHARES ISSUABLE UPON THE EXERCISE OF (1) ALL OUTSTANDING COMPANY STOCK OPTIONS, (2) RIGHTS TO ACQUIRE SHARES UNDER THE COMPANY’S 2004 EMPLOYEE STOCK PURCHASE PLAN AND (3) OTHER RIGHTS TO ACQUIRE SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF. ANY SUCH ELECTION BY PARENT REQUIRES THAT THE OFFER REMAIN OPEN A MINIMUM OF FIVE (5) BUSINESS DAYS FROM THE PUBLIC ANNOUNCEMENT OF THE ELECTION.”

2. In the “Summary Term Sheet” section of the Offer to Purchase, the third paragraph under the summary entitled “Conditions to the Tender Offer” is amended and restated in its entirety as follows:

“The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus, at the election of Parent, (y) an additional number of Shares determined by Parent in its sole discretion up to the aggregate number of Shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan and (3) other rights to acquire Shares. Any such election by Parent requires that the tender offer remain open a minimum of five (5) business days from the public announcement of the election.”

3. In the “Questions and Answers” section of the Offer to Purchase, the third paragraph under the question entitled “What are the most significant conditions of the tender offer?” is amended and restated in its entirety as follows:

“The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that, together with the shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding shares (without giving effect to any shares owned by the Company), plus, at the election of Parent, (y) an additional number of shares determined by Parent in its sole discretion up to the aggregate number of shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire shares under the Company’s 2004 Employee Stock Purchase Plan and (3) other rights to acquire shares. Any such election by Parent requires that the Offer remain open a minimum of five (5) business days from the public announcement of the election.”

4. In the “Introduction” section of the Offer to Purchase, the sixth paragraph is amended and restated in its entirety as follows:

“The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares (without giving effect to any Shares owned by the Company), plus, at the election of Parent, (y) an additional number of Shares determined by Parent in its sole discretion up to the aggregate number of Shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan (the “Company ESPP”) and (3) other rights to acquire Shares (the “Minimum Condition”). See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of all of the conditions to the Offer. Any such election by Parent requires that the Offer remain open a minimum of five (5) business days from the public announcement of the election.”

5. In the “Tender Offer” section of the Offer to Purchase, the Section 15 entitled “Certain Conditions of Offeror’s Obligations” is amended and restated in its entirety as follows:

“Offeror (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Offeror to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any tendered Shares, and (ii) may delay the acceptance for payment of or, subject to the rules and regulations referred to above, the payment for, any tendered Shares, if immediately prior to the scheduled expiration of the Offer:

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit the Offeror to accept for payment and pay for Shares pursuant to the Offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a Company Material Adverse Effect;

•	the Minimum Condition will not have been satisfied; or

•	any of the following exist and be continuing:

(1) any of the representations and warranties of the Company set forth in Section 6.1(a) (relating to organization, good standing and qualification in foreign jurisdictions), Section 6.3 (relating to corporate authority, approval and opinion of financial advisor) or Section 6.19 (relating to takeover statutes; charter provisions) of the Merger Agreement will not have been accurate in all material respects as of November 19, 2006, or will not be accurate in all material respects on and as of the expiration date of the

Offer with the same force and effect as if made on and as of such date; provided, however, that, for purposes of determining the accuracy of any of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will not be given any effect, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after November 19, 2006 will constitute an exception to, and not an amendment of, such representations and warranties;

(2) (A) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that do not address matters only as of a particular date will not have been accurate in all respects as of November 19, 2006 or will not be accurate in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date and the failure of such representations and warranties to be so accurate, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect, or

(B) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that address matters only as of a particular date will not have been accurate in all respects as of such particular date and the failure of such representations and warranties to be so accurate on and as of such particular date, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect;

provided, however, that, for purposes of determining the accuracy of all such representations and warranties referred to in this clause (2), (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will not be given any effect, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Merger Agreement will constitute an exception to, and not an amendment of, such representations and warranties;”

(3) the Company will have failed to comply in any material respect with any covenant or other agreement of the Company to be performed or complied with by it under the Merger Agreement;

(4) there will be instituted, pending or threatened immediately prior to the expiration of the Offer any action to which any Governmental Entity of a Relevant Jurisdiction is or is likely to become a party against Parent, Offeror or the Company:

•	challenging the acquisition by Offeror of any Shares pursuant to the Offer or seeking to prohibit or materially restrain the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement,

•	seeking to impose material limitations on the ability of Offeror (or Parent on Offeror’s behalf), or render Offeror unable, to accept for payment, pay for or purchase or acquire any or all of the Shares pursuant to the Offer or the Merger,

•	seeking to prohibit or impose any material limitations on the ownership or operation by Parent (or any of its Affiliates) of all or any portion of the businesses or assets of Parent, the Company or any of their respective Affiliates, or to compel Parent, the Company or the Surviving Corporation to dispose of or hold separate any portion of the businesses or assets of Parent, the Company or the Surviving Corporation or any of their respective Affiliates,

•	seeking to prohibit or impose material limitations on the ability of Parent or Offeror effectively to exercise full rights of ownership of the stock of Offeror, the Company or the Surviving Corporation on all matters properly presented to the stockholders of any such entity, or

•	relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and seeking to obtain from Parent, Offeror or the Company any damages or other relief that would be material to Parent, Offeror or the Company.

“Relevant Jurisdiction” means (i) countries (or multi-country governmental jurisdictions) in which Actelion has material operations or sales and (ii) all political subdivisions within any country which is a Relevant Jurisdiction;

(5) any Governmental Entity of a Relevant Jurisdiction will have:

•	enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) any requirement of Law that is in effect immediately prior to the expiration of the Offer that has the effect of making the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal or that has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger);

•	issued or granted any order (whether temporary, preliminary or permanent) that is in effect immediately prior to the expiration of the Offer and has the effect of making any of the transactions contemplated by the Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); or

•	taken any other action that, immediately prior to the expiration of the Offer, would be reasonably expected to have any of the consequences referred to in clause (4) above;

(6) any Company Material Adverse Effect will then exist;

(7) Parent and Offeror will not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (1), (2) and (3) above have been duly satisfied; or

(8) the Agreement will have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Offeror. Any such waiver will apply to all tendered shares.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CURL ACQUISITION SUBSIDIARY, INC.

By:	/s/ TINA KITT
Name: Tina Kitt Title: President

ACTELION US HOLDING COMPANY

By:	/s/ TINA KITT
Name: Tina Kitt Title: President

ACTELION LTD.

By:	/s/ MARIAN BOROVSKY
Name: Marian Borovsky Title: Vice President, General Counsel and Corporate Secretary

By:	/s/ ANDREW OAKLEY
Name: Andrew Oakley Title: Chief Financial Officer

Dated January 4, 2007